UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(a)

(Amendment No. 23)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Francis Hui

The Grande Holdings Limited

11th Floor, The Grande Building

398 Kwun Tong Road

Kowloon, Hong Kong

852-92371885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

September 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) S&T International Distribution Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Grande N.A.K.S. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) The Grande Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”), of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2005 (the “Initial Statement”) by The Grande Holdings Limited (“Grande Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T” and, together with Grande Holdings and N.A.K.S., the “Reporting Persons”), and The Grande Group Limited (“GGL”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12, dated November 1, 2007 (“Amendment No. 12”), Amendment No. 13, dated October 19, 2009 (“Amendment No. 13”), Amendment No. 14, dated July 5, 2012 (“Amendment No. 14”), Amendment No. 15, dated April 2, 2013 (“Amendment No. 15”), Amendment No. 16, dated August 9, 2013 (“Amendment No. 16”), and Amendment No. 17, dated September 13, 2013 (“Amendment No. 17”), Amendment No. 18, dated October 15, 2013 (“Amendment No. 18”), Amendment No. 19, dated January 15, 2014 (“Amendment No. 19”), Amendment No. 20, dated May 12, 2014 (“Amendment No. 20”), Amendment No. 21, dated June 11, 2014 (“Amendment No. 21”) and Amendment No. 22, dated May 26, 2016 (“Amendment No. 22” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20 and Amendment No. 21, the “Previous Filings”).

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a) Each of the Reporting Persons may be deemed to own beneficially 61.6% of the Shares of Emerson, which percentage is calculated based upon 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to Emerson’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to Emerson’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by Emerson on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GRANDE HOLDINGS LIMITED

Dated: September 19, 2017	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

GRANDE N.A.K.S. LTD

Dated: September 19, 2017	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

S&T INTERNATIONAL DISTRIBUTION LTD.

Dated: September 19, 2017	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of The Grande Holdings Limited (“Grande Holdings”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for Grande Holdings, 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Sino Bright Enterprises Co., Ltd. 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong	Controlling Shareholder	Not applicable	British Virgin Islands

Duncan Hon	Chief Executive Officer and Executive Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Eduard William Rudolf Helmuth Will	Non-executive Director	Investment Banker	German

Manjit Singh Gill 57 Cantonment Road, Singapore 089755, Singapore	Executive Director	Managing Director of Vigers Group Pte Ltd	Singapore

Lau Ho Kit, Ivan Room 304, Kai Tak Commercial Building, 317 Des Voeux Road Central, Sheung Wan, Hong Kong	Independent Non-executive Director	Certified Public Accountant	Chinese

Victor Chen Xiaoping 12th Floor, Entertainment Building, 30 Queens Road Central, Central, Hong Kong	Independent Non-executive Director	Director and Chief Executive Officer of Ricco Capital (Holdings) Limited	Chinese

Michael Binney	Group Chief Financial Officer and Executive Director	Group Chief Financial Officer and Executive Director of Grande Holdings	British

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande N.A.K.S. Limited (“NAKS”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for NAKS (c/o The Grande Holdings Limited), 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

The Grande Holdings Limited	Controlling Shareholder	Not applicable	Bermuda

Duncan Hon	Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Michael Binney	Director	Group Chief Financial Officer and Executive Director of Grande Holdings	British

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T International Distribution Ltd. (“S&T”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T (c/o The Grande Holdings Limited), 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Grande N.A.K.S. Ltd	Controlling Shareholder	Not applicable	British Virgin Islands

Duncan Hon	Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Michael Binney	Director	Group Chief Financial Officer and Executive Director of Grande Holdings	British